Exhibit 99.1

Delixy Holdings Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

SINGAPORE, October 14, 2026 (GLOBE NEWSWIRE) -- Delixy Holdings Limited (Nasdaq: DLXY) (the “Company” or “Delixy”), a Singapore-based company engaged in the trading of oil-related products, today announced that it received a letter (the “Compliance Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on October 13, 2026, notifying the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market.

As previously disclosed, on April 23, 2026, Nasdaq notified the Company that the closing bid price of the Company’s Class A ordinary shares had been below US$1.00 per share for the 30 consecutive business days from March 11, 2026 to April 22, 2026, and that the Company therefore did not meet the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until October 20, 2026, to regain compliance.

On September 28, 2026, the Company’s Class A ordinary shares began trading on a post-split basis following the Company’s previously announced 1-for-5 reverse share split. The Compliance Letter states that the closing bid price of the Company’s Class A ordinary shares has been at US$1.00 per share or greater for the last 10 consecutive business days, from September 29, 2026 to October 12, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq has stated that the matter is now closed.

About Delixy Holdings Limited

Delixy Holdings Limited is a Singapore-based company principally engaged in the trading of oil-related products, including (i) crude oil and (ii) oil-based products such as fuel oil, motor gasoline, additives, gas oil, base oil, asphalt, naphtha (heavy gasoline) and petrochemicals. Operating across multiple countries in Southeast Asia, East Asia, and Middle East, Delixy has established a strong presence in the region’s oil trading markets. While Delixy maintains a diversified portfolio of oil products, crude oil trading represents a core aspect of its business. The Company leverages its strong existing relationships with customers and suppliers as well as deep industry expertise to provide value-added services, including tailored recommendations on optimal trading strategies and shipping and logistical support where required. In addition, the Company’s financing capabilities allow it to extend credit terms to customers while satisfying suppliers’ immediate payment terms. For more information, please visit the Company’s website: https://ir.delixy.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

For media inquiries, please contact:

Delixy Holdings Limited

Investor Relations Department

Email: ir@delixy.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com